EXHIBIT 23.1

PricewaterhouseCoopers LLP
Suite 1700
200 East Las Olas Blvd.
Fort Lauderdale, FL 33301
Telephone (954) 764 7111
Facsimile (954) 525 4453

Report of Independent Certified Public Accountants

To World Omni Financial Corp.:

We have audited, in accordance with auditing principles generally accepted in the United States of America, the consolidated balance sheet of World Omni Financial Corp. (the “Company”) as of December 31, 2004 and the related consolidated statements of operations, of stockholder’s equity, and cash flows for the year then ended, and have issued our report thereon dated February 14, 2005.

In connection with our audit, nothing came to our attention that caused us to believe that the Company failed to comply with the terms, covenants, provisions, or conditions of the Amended and Restated Trust Sale and Servicing Agreement dated April 6, 2000, as amended through December 31, 2004 (the “Agreement”), between World Omni Financial Corp. (the “Servicer”), WODFI LLC (the “Transferor”), and World Omni Master Owner Trust (the “Trust”) insofar as they relate to accounting matters. However, our audit was not directed primarily toward obtaining knowledge of such noncompliance.

This report is being provided pursuant to Section 3.6 of the Agreement, and is intended solely for the information and use of the board of directors and management of the Servicer, the Transferor, and the Trust and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Pricewaterhouse Coopers
PricewaterhouseCoopers LLP
February 14, 2005